Filed Pursuant to Rule 253(g)(2)

File # 024-11574

SKY QUARRY, INC.

SUPPLEMENT TO OFFERING CIRCULAR

DATED SEPTEMBER 29, 2021

The following are the changes to the Company's Offering Circular dated September 29, 2021.

Under the paragraph under “Plan of Distribution” which reads as follows:

As compensation to Digital Offering for its services hereunder, the Company has agreed to pay Digital Offering, concurrently with each closing of the Offering, a cash agent fee (the “Agent Fee”) equal to 1% of the gross proceeds of the Offering. In addition, on the date of each closing of the Offering, the Company will issue to Digital Offering warrants (the “Agent Warrants”) to purchase one common share for each 100 shares sold in this offering.  The Agent Warrants will have an exercise price of $1.25 and will expire five years after they are issued. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise and the Agent Warrants will be registered under the offering statement for the Offering. In addition, the Company has paid Digital Offering a one-time advance set up fee of $10,000 to cover reasonable expenses actually anticipated to be incurred by Digital Offering, such as, among other things, preparing all necessary FINRA filings.

The following two paragraphs are inserted:

The Agent Warrants (a) are not exercisable or convertible more than five years from the qualification date of the offering circular pursuant to FINRA Rule 5110(g)(8)(A); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1)(A); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

The Agent Warrants and the right to purchase securities upon exercise hereof shall terminate upon the earliest of (a) the close of business on the five year anniversary of qualification by the Securities and Exchange Commission of the Company's Regulation A offering circular or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. For the avoidance of doubt, the warrants will not be exercisable more than five years from the qualification date of this Offering pursuant to FINRA Rule 5110(g)(8)(A). The warrants shall comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

The date of this Offering Circular Supplement is November 15, 2021